Metalla provides update on the Santa Gertrudis Royalty acquisition

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Oct. 22, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that it is proceeding to close its acquisition of the 2% net smelter return royalty (the "Royalty") on the Santa Gertrudis gold property located north of Hermosillo in Sonora, Mexico from GoGold Resources Inc. ("GoGold") as disclosed in a previous release from Metalla on September 5, 2018.

CLOSING

The closing is subject to customary conditions for similar transactions, including (i) notice of the Transaction to the TSX Venture Exchange and (ii) entry by Metalla and GoGold into an assignment and assumption agreement pursuant to which the Royalty will be transferred from GoGold to Metalla.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

"Brett Heath"

President and CEO

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Santa Gertrudis royalty transaction, anticipated cash flows upon completion of the Transaction, the completion of the Transaction and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents and the impact of general business and economic conditions. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

The disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President, and CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com; Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 16:15e 22-OCT-18